IAMGOLD®
CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD APPOINTS BRUNO LEMELIN AS CHIEF OPERATING OFFICER

Toronto, Ontario, September 27, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce that Mr. Bruno Lemelin has been appointed to the role of Chief Operating Officer effective immediately.

"On behalf of the Board and the entire executive management team, I would like to express our excitement for the promotion of Bruno to the role of Chief Operating Officer," said Renaud Adams, President and Chief Executive Officer. "Bruno's extensive experience in managing complex mining operations throughout his career, coupled with his strong leadership skills, make him the ideal candidate to lead our operational efforts. With Côté Gold on track for production early next year, this is a company that is well positioned to differentiate itself amongst its industry peers and become a leading, high-margin gold producer."

A well-respected executive leader with over 20 years of operational expertise, Mr. Lemelin joined IAMGOLD in 2014 as Mine Manager at Essakane, whereafter he served as General Manager at Essakane from 2016 to 2018 and as Regional Vice President – Americas in 2019. Mr. Lemelin was subsequently named Senior Vice President – Operations and Projects in March 2020. Before joining IAMGOLD, Mr. Lemelin developed his mining expertise with different international mining companies, including SNC-Lavalin as Vice-President, Sustainable Mining, from 2011 to 2014, and for Xstrata (now Glencore) in Sudbury, Ontario, from 2001 to 2003 and at the Raglan Mine, Nunavik, Quebec, from 2003 to 2011, as head of Mining Engineering and as Manager, Strategy, Risks and Communications.

Mr. Lemelin studied at Université Laval and holds a master's and Doctorate in Mineral Economics, as well as bachelor degrees in Mining Engineering and Business Administration. Mr. Lemelin is a member of the Ordre des ingénieurs du Québec and the Professional Engineers of Ontario.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.